

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2020

Kevin Hearde
Executive Vice President & Chief Financial Officer
MARAVAI LIFESCIENCES HOLDINGS, INC.
10770 Wateridge Circle Suite 200
San Diego, California 92121

> **Re: MARAVAI LIFESCIENCES HOLDINGS, INC.**
> **Draft Registration Statement on Form S-1**
> **Submitted September 8, 2020**
> **CIK No. 0001823239**

Dear Mr. Hearde:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed September 8, 2020

Summary
Our Competitive Strengths, page 4

1. We note your statements throughout the prospectus that you are a leading life sciences company, a leader in many aspects of the market segments in which you operate, that your products present innovative solutions, and that you believe your HCP ELISAs have defined the market for impurity detection and have become the de facto standard in biologics safety testing. Please provide additional disclosure relating to the basis for your your opinion.

Ownership and Organizational Structure, page 10

2.   Please expand your disclosure to explain the business or strategic rationale for why the Up-C transaction structure was selected, including any material benefits to you and the continuing members.

3.   For illustrative purposes, please also provide a diagram depicting the organizational structure of the company and Topco LLC immediately prior to completion of the Organizational Transactions where the post-transaction diagram has been provided. Distinguish the former corporate investors from the continuing LLC members.

Risk Factors
Our certificate of incorporation will designate the Court of Chancery..., page 65

4.   Please revise your risk factor regarding the forum selection provision of your certificate of incorporation to also address the potential for increased costs and any uncertainty as to whether a court would enforce the provision.

Use of Proceeds, page 73

5.   Please advise whether a portion of the net proceeds may be used to make cash payments to the members of MLSH 1 and MLSH 2 pursuant to the Tax Receivable Agreement or pursuant to your option to make cash payments to the members upon their election to exchange their LLC Units for newly issued shares of Class A common stock. To the extent you may use, or may cause Topco LLC to use, the net proceeds for these purposes, please revise your disclosure accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Year Ended December 31, 2018 and 2019
Adjusted EBITDA and Segment Information, page 101

6.   We note the adjustments to your Adjusted EBITDA measure. Several of these items appear to be recurring in nature since you reported similar costs in the comparable periods. Please tell us how you considered the guidance in Item 10(e) of Regulation S-K which prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Otherwise, revise your presentation to comply.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 104

7.   Please revise your liquidity disclosure to address the Tax Receivable Agreement, disclosing your estimates of annual payments and how you intend to fund the required payments under the agreement. In this regard, we note that you expect the future payments under the agreement to be substantial. This information should also be disclosed in the Summary and in the risk factor on page 56. In this regard, please remove your statement

on page 56 that you cannot estimate the amounts you are likely to pay pursuant to the TRA.

Critical Accounting Policies and Estimates

Unit-Based Compensation and Incentive Unit Valuation, page 115

8.   Once you have an estimated offering price or range, please explain to us how you determined the fair value of the awards underlying your incentive units and the reasons for any differences between the recent valuations of your units leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including unit-based compensation. Please discuss with the staff how to submit your response.

Business

Licenses and Collaborations, page 134

9.   Please revise your disclosure regarding the royalty fees due on the Broad Patent License Agreement and the LSU Patent License Agreement to provide a range within ten percentage points for each. Please also file each of the license and collaboration agreements discussed on pages 134-136 as exhibits, or provide your analysis regarding the applicability of Item 601(b)(10) to these agreements.

Government Regulation, page 137

10.   We note your statements throughout the prospectus that you support your biopharmaceutical customers from product development through commercialization, and that your products are likely to be incorporated in your customers' on-market products and processes. We contrast this with your disclosure on pages 38 and 138 regarding your belief that your products qualify as research-use-only products, thereby exempting them from compliance with most FDA requirements, including premarket clearance or approval, manufacturing requirements, and GMP regulations under the FDCA. You state that RUO products cannot make any claims relating to efficacy or diagnostic utility and cannot be intended for human clinical diagnostic use. You also state that if the FDA were to determine, based on the totality of circumstances, that your products labeled and marketed for RUO are intended for diagnostic purposes, they would be considered medical products that will require clearance or approval prior to commercialization.

Please reconcile your disclosure regarding the characterization of and related regulatory regime applicable to your products, as the disclosure in the document currently does not appear consistent with your claim that your products are only used for non-human research.

11.   Please provide detail regarding the regulatory requirements applicable to your product classified as a select agent and toxin, as discussed on page 139.

Intellectual Property, page 139

12.   Please revise your intellectual property disclosure to clearly describe on an individual basis the type of patent protection granted for each technology, the expiration of each patent and the jurisdiction of each patent. In this regard, it may be useful to provide this disclosure in tabular form to support the narrative already included. In addition, please provide more detail regarding the one issued U.S. patent that is owned with a third party, naming the party and providing details of the relationship.

Item 16. Exhibits and Financial Statement Schedules, page II-3

13.   We note your statement on page 23 that Thermo Fisher Scientific Inc. accounted for 10% of your total revenue for the year ended December 31, 2019. Please advise us whether you have a written agreement in place with Thermo Fisher, and if so, the your analysis regarding the applicability of Item 601(b)(10)(ii)(B) of Regulation S-K to this agreement.

14.   Please file the agreements related to your acquisition of MockV Solutions, Inc. in March 2020 or tell us why you believe such filing is not required pursuant to Item 601(b)(2) of Regulation S-K.

General

15.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

        You may contact Christine Torney at 202-551-3652 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 or Suzanne Hayes at 202-551-3675 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Robert Hayward